Mail Stop 4561

April 6, 2010

Gal Trifon, President and CEO
c/o Sarit Firon, CFO
Eyeblaster, Inc.
135 West 18th Street, 5th Floor
New York, NY 10011

   Re: Eyeblaster, Inc.
     Registration Statement on Form S-1
     Filed March 10, 2010
     File No. 333-163579

Dear Mr. Trifon:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

3.   We are in receipt of your confidential treatment request for certain portions of the agreement filed as Exhibit 10.6 to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover.

Prospectus Summary, page 1

4.   Please provide us with the relevant portions of the industry research reports you cite, such as the market data by eMarketer and Forrester Research discussed in your summary. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Use of Proceeds, page 28

5.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital and capital expenditures." We note further that you may also use a portion of the proceeds for acquisitions or investment, although you do not currently have any planned. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

6.   You disclose on page F-11 that the company maintains an allowance for doubtful accounts receivable based upon management's experience and estimate of collectability of each outstanding invoice and that it is determined with respect to specific debts that are doubtful of collection. You state further as of December 31, 2009 and 2008 you did not record any allowance for doubtful accounts. This assessment would appear to require significant estimation and judgment. Please tell us your consideration to include further disclosure of this policy in your critical accounting policies.

Stock-based Compensation, page 48

7.   Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

8.   We note your discussion regarding the various option issuances and the corresponding valuations of the underlying common stock. With regards to these disclosures please provide the following:

- Explain further and revise to disclose the factors contributing to the increase in the value of your common stock from $17.49 at October 31, 2009 as determined by an internal valuation to $21.41 at November 30, 2009 as determined by BDO. Also, tell us how you considered the November 30, 2009 valuation when calculating the fair value of options granted on November 11, 2009.

- Revise to discuss the significant factors contributing to the increase in the fair value of your common stock from the November 30, 2009 valuation ($17.49) to the January 31, 2010 valuation ($26.20).

9.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

10.   Your disclosures on page 53 state that on March 2, 2009 you granted options to purchase 46,750 shares of common stock at a price of $26.30 per share. This is not consistent with page II-2, which states this grant was made on March 2, 2010. Please revise or explain the inconsistency.

Business

Customers, page 63

11.   We note from page F-27 of the registration statement that one customer accounted for approximately 22%, 28%, and 19% of the company's total revenues for fiscal 2009, 2008, and 2007, respectively. As previously requested in connection with the company's registration statement on Form S-1 (file no. 333-149619) that was subsequently withdrawn on December 29, 2008, please identify in the Business or other appropriate section of the body of your prospectus each customer who accounted for 10% or more of total revenues and whose loss would be material to the company. Please also ensure that you have described the material terms of Eyeblaster's relationship with each such major customer. See Item 101(c)(1)(vii) of Regulation S-K. In addition, expand your risk factor disclosure to name any principal customer and to identify the amount of revenues attributable to it, for

example in the risk factor on page 10 under the subheading, "The loss of a major customer…."

Competition, page 64

12. You have listed in this section the principal competitive factors affecting the market in which Eyeblaster operates, and you have identified a number of factors with respect to which you believe the company competes favorably. Please ensure that your disclosure is balanced and includes any significant factors with respect to which the company may be at a competitive disadvantage, to the extent material. In this regard, we note your risk factor disclosures on page 9 discussing the significant competition the company faces and the competitive advantages held by certain of your competitors, such as Google and Microsoft. In addition, please disclose Eyeblaster's competitive position, if known. See Item 101(c)(1)(x) of Regulation S-K.

Executive Compensation

General

13. You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K relating to the company's compensation policies and practices as they relate to your risk management. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 76

14. We note that in your prior registration statement you provided fiscal year 2007 compensation information for four of the individuals identifed as named executive officers in the pending registration statement. Please include the 2007 compensation information for these individuals in your summary compensation table. See Instruction 1 to Item 402(c) of Regulation S-K.

Principal and Selling Stockholders, page 87

15. Once the selling stockholders are identified, please confirm, if accurate, that none are broker-dealers or broker-dealer affiliates.

16. Footnote 2 to the principal and selling stockholder table discloses that Messrs. Barkat, Kolber and Gamzu are members of the board of directors of Sycamore Technologies Venture, Ltd., the general partner of your principal stockholder Sycamore Technologies Ventures L.P. Please clearly state, if accurate, that these individuals share voting and dispositive power over the Eyeblaster securities held by Sycamore Technologies Ventures L.P., or advise. In this regard, we note that for each of the other principal stockholders of Eyeblaster that are legal entities,

>   you have expressly stated that certain individuals have voting and dispositive powers over the Eyeblaster securities held by such entities.

Consolidated Balance Sheets, page F-3

17. We note from your disclosures on page F-23 that in the event of a qualified IPO, the holders of your Series A-1 convertible preferred stock may elect to convert their preferred shares into cash. Please provide your analysis under ASC 480-10-S99 that supports your classification of the Series A-1 convertible preferred stock in permanent equity. Please ensure your response addresses how you considered the preferred security holders' representation on your Board of Directors in determining that redemption is solely within the company's control. Also, tell us how you considered this same guidance to initially record your preferred stock at its issuance date fair value as opposed to its par value.

18. We note your pro forma stockholders' equity disclosures, here and elsewhere throughout the registration statement, assumes the exercise of 14,000 warrants that would otherwise expire upon closing of this offering. You included similar assumptions with regards to common stock to be outstanding after this offering. Tell us whether you have firm commitments or signed agreements with your warrant holders to exercise their warrants upon effectiveness of this offering. If not, then explain further how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and why you believe it is appropriate to include this information in your pro forma disclosures.

19. In your response to comment 27 in your letter dated April 18, 2008, you indicated when an estimated price range is known, the company intends to seek confirmations from each holder of Series A-1 convertible preferred stock that such holder will not elect to receive cash upon conversion. Please tell us whether you still intend to obtain these confirmations and clarify whether they will be in writing. To the extent you will not obtain a written confirmation, then tell us how you determined your pro forma assumption that your preferred stock will convert into common stock meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X

Note 2. Significant Accounting Policies

(r). Fair Value Measurements, page F-15

20. We note that the company considers short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50 related to your cash equivalent investments and short-term deposits. In addition, revise to disclose the composition of your cash and cash equivalents and short-term deposits and the amounts held in each type of instrument.

Note 8: Stockholders' Equity

Preferred Stock, page F-22

21.   Please provide the calculations that support the Series A-1 convertible preferred stock dividends recorded for each period presented. To the extent that you are netting management fees from your accrued dividend calculations, then please explain further your basis for such adjustment and provide the specific guidance you considered in your accounting for these transactions.

22.   Your disclosures on page 85 indicate that in April 2007 the company entered into an amended and restated registrations rights agreement with certain holders of your common stock and series A-1 convertible preferred stock. Please tell us the considerations made in determining whether to disclose this agreement and its terms in the financial statement footnotes.

23.   We note your response letter dated October 24, 2008 (comment 6), which indicates that the stock purchase agreement relating to Sycamore's purchase of the series A-1 convertible preferred stock contained closing conditions, agreed to by the company, Sycamore and the company's existing stockholders, requiring, in part, that the you repurchase 1,580,852 shares of common stock from certain individuals and entities at a price of $14.50 per share. You further state that you and your stockholders agreed that it was in everyone's best interest to enable such cash investment and provide liquidity to stockholders who elected to have some of their shares repurchased. Please explain further how you considered the guidance in ASC 503-30-30 in concluding that there was no stated or unstated consideration received by the company with regards to the repurchased founders' shares and specifically address how you considered the closing conditions to the preferred stock issuance in your analysis.

General

24.   Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

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As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile 212-701-5111</u>
Michael Kaplan
Davis Polk & Wardwell
Telephone: (212) 450-4111